EXHIBIT 4(IV)
SHAREHOLDER AGREEMENT ENGLISH TRANSLATION

This Shareholder Agreement (“Gesellschaftervereinbarung”; hereafter “Agreement”) is entered into among:

1.	Susanne Knigge
2.	SESAM Beteiligungs- und Finanzberatungsgesellschaft mbH
3.	Prof. Dr. Heinrich Maria Schulte
4.	Spera GmbH
5.	DRK-Blutspendedienst Baden-Württemberg-Hessen gGmbH (“BSD”)
6.	Raimund Schütze
7.	Dr. Karin Schütze
8.	EF (Luxembourg) S.à.r.l. (“EF Lux”)
9.	Dr. Gert Zoulek
10.	Prof. Dr. Michael Ludwig
11.	Prof. Dr. Carsten Claussen
12.	Cord Blood America Inc.

(The parties 2 and 6-12 are hereafter referred to as “Investors”)
(The parties 1-12 are hereafter individually or jointly referred to as “Shareholders”)

and

13.	Stellacure GmbH (hereafter “Company”)

Section 1
Legal Relation

(1)  The Shareholder Agreement of August 31, 2009, agreed upon by parties 1 – 11 and 13 is hereby nullified and replaced by this Shareholder Agreement.

(2)  The Participation Agreement of August 31, 2009, agreed upon by parties 1 – 11 and 13 is hereby nullified except for sections 4 – 6. These sections remain effective. CBAI hereby becomes a party to sections 4-6 of the Participation Agreement (see Annex 1.1 hereto).

Section 2
Additional Payments to the Company’s Capital Reserves

All Series A Shareholders have already made additional payments to the Company’s capital reserves in addition to the nominal amount of their shares listed below. The Shareholders of the Preferred Series B Shares are obligated to make payments to the Company’s capital reserves in addition to the nominal amounts of the shares in the amounts listed below. These (capital reserves) payments will be made without undue delay after notarization of this Shareholder Agreement.

Shareholder	Shares	Preferred	Additional Payments
SESAM Beteiligungs- und Finanzberatungsgesellschaft mbH	10.000,00 EUR	Series A	40.000,00 EUR
Dr. Gert Zoulek	20.000,00 EUR	Series A	80.000,00 EUR
Prof. Dr. Carsten Claussen	20.000,00 EUR	Series A	80.000,00 EUR
DRK-Blutspendedienst Baden-Württemberg - Hessen gGmbH	15.621,00 EUR	Series B	40.799,00 EUR
Cord Blood America Inc.	138.712,00 EUR	Series B	362.288,00 EUR

Section 3
Right to Sell When Majority Shareholder Sells (Tag-Along Right)

(1) If a Shareholder intends to sell his shares or part of his shares to a third person, who can also be a Shareholder, he is obliged to inform all other Shareholders of the identity of the potential buyer and the main terms of the intended contract before entering into it.

Any Shareholder has the right to demand that his shares be sold at the same conditions to the potential buyer and the Shareholder intending to sell is obliged to arrange for this sale. The informed Shareholders retain this right for one month from the date they were given notice.

(2) If the potential buyer is not willing to buy the additional shares, then other Shareholders can require the Shareholder who intended to sell to divide the shares proportionally and the original seller and the other Shareholders sell their shares on a pro-rata basis.

(3)  If the potential buyer is a competitor or acquires 75% or more of the voting rights, then the Investors who want to sell may request that their entire shares be sold to that company (potential buyer) contrary to the provisions of (2) above. If the buyer is not willing to buy, the sale cannot be consummated.

(4)  The rules of this Section 3 also apply to a merger, a stock swap, a contribution of assets or other forms of transfer.

(5) Notwithstanding the foregoing, nothing in this Shareholder Agreement, the Articles of Organization, or the Investment Agreement shall prevent CBAI from being acquired by a third party in whole or in part.

Section 4
Obligation to Sell With the Majority Shareholder (Drag-Along Right)

(1) To the extent that Shareholders, who represent, alone or together, 75% of the nominal value of the existing shares, wish to sell their shares or part of their shares to a third party, they may request the other Shareholders to sell their shares or parts thereof on the same terms. In case of such sale, the scope of the obligation to sell with the majority Shareholders is calculated in accordance with the ratio between the shares of the Shareholders willing to sell 75% or more of their overall stake. The remaining Shareholders will then be obliged to immediately effectuate the sale and to issue all relevant statements in the appropriate form.

(2) The aforementioned rule also applies to a merger, a stock swap, a contribution of assets or other forms of transfer.

(3) Section 3 of this Shareholder Agreement and Section 11 of the Articles of Organization do not apply in the event of a sale pursuant to Paragraph 1 of this Section 4.

Section 5
Put Option

(1) The Shareholders of Series A or common shares (Put Option Holders) are hereby granted the right to exercise a put option for the purchase of their shares (Option Shares) by CBAI.

The put option may be exercised at the earliest in the fiscal year 2012 and at the latest in the fiscal year 2014. The Put Option Holders may exercise the put option only when Put Option Holders representing more than 50% of the nominal value of all Option Shares decide to exercise the put. In this event, all eligible Put Option Holders must exercise their rights jointly.

The option may be exercised once in any given fiscal year (2012, 2013, or 2014). The option can only be exercised by written notice (including facsimile) within 30 days after approval of the Company’s annual financial statements by the shareholders.

(2) Within 60 days of the completion of the 30 day period in which the put option must be exercised, CBAI will pay each Put Option Holder the agreed upon price for each one’s share or issue stock in CBAI, or pay the purchase price for said shares and issue CBAI stock in a 50%/50% split as further set forth in this Section. CBAI and the Put Option Holders have to enter into a corresponding notarized share transfer agreement during this period.

(3) Each Put Option Shareholder is entitled to accept either the purchase price or the stock offered by CBAI (“CBAI shares”). In the event of the exercise of the put option, the purchase price of the shares will be calculated according to the formula stated below.  In the event of an issuance of CBAI stock, the Put Option Holder will be given stock in an amount equal to 110% of the price of the Put Option Holder’s shares, and CBAI will issue CBAI restricted common shares, which are subject to SEC Rule 144. CBAI agrees to submit all documents required for the release of the shares by the Transfer Agent and which are CBAI’s responsibility in a timely fashion. The Put Option Holders acknowledge that the Transfer Agent will release the CBAI shares for trading once all compliance is met.

In the event of an exercise of both sale of shares for the purchase price and for CBAI stock, the Put Option Holder’s shares will be split evenly, 50% to the purchase price as determined below and 50% to CBAI stock as stated above.

The formula for determining the price to be paid for the purchase of a Put Option Holder’s shares is:  1.5 times the Company’s revenues of the completed fiscal year,  weighted by 50%,  plus 6 x  EBITDA for that year, weighted by 50% (here defined as Company Valuation).

The Company Valuation will then be adjusted by reducing an amount of 50% from the outstanding amount of the convertible debt line or loan amount under the Loan Agreement as of December 31 of the year concerned, including interest, provided however that if the year-end cash balance should be greater than 200,000 EUR, 50% of said amount shall be offset against the loan balance.

To provide an example:

With regard to 2011, assume that of the Put Option Holders, those who represent 40% of the shares of the Company, decide to exercise the put option for 2012 and decide to sell their shares for cash only. The further assumptions are:

With regard to 2011, assume that of the Put Option Holders, those who represent more than 50% of the nominal value of the Option shares, decide to exercise their put option within the required timeframe in 2012, and all Put Option Holders will then sell their shares – together representing 40% of the Company’s nominal capital – for cash only. The further assumptions are:

a)  The Revenues of the Company are 3 million euro
b)  EBITDA of the Company is 600,000 EUR
c)  The outstanding debt owed to CBAI is 200,000 EUR
d)  The year-end cash balance is less than 200,000 EUR

The formula is 1.5 times revenues of the Company in 2011 (weighted by 50%) plus 6 x EBITDA in 2011 (weighted by 50%);

With Company Revenues in 2011 of € 3m and EBITDA of € 600,000, then the total Company Valuation is:

€ 4.5 m times 0.5 = € 2.25m plus
+  € 3.6 m times 0.5 = € 1.8m
=  € 4.05m total Company Valuation (100%)
less 50% of debt owed to CBAI of 200,000 EUR = 100,000 EUR

= € 3.95m Adjusted Company Valuation (100%)
= € 1,580,000 for the 40% shareholding of the Company

(4) The Put Option Holders agree that the exercise of the put option shall be – solely among them - regarded as an “Exitfall” according to Section 9 of this Agreement. Accordingly, the total proceeds of such an “Exitfall” in the amount of the purchase price and/or the CBAI shares will be distributed among the Put Option Holders according to the provisions in Section 9 (1) and (2), provided however that in this case, CBAI and DRK-BSD and their legal successors in their capacity as Series B shareholders do not participate in such a distribution. They are not entitled to any pro-rata proceeds in such an “Exitfall” nor liquidation preference. Accordingly, the liquidation preference stated in Section 9 (2) is limited to the amount of EUR 477,000.

(5) Upon purchase of each Put Option Holder’s shares hereunder, CBAI shall receive all rights, preferences and attributes pertaining to the shares it acquires; except for the liquidation preferences according to Section 9 (2). In other words, CBAI obtains Series A shares with all its rights and privileges if the shares of the Put Option Holders are Series A shares. With the purchase of the put option shares by CBAI Section 9 (2) will no longer have any effect, and Section 9 (3) shall be amended accordingly.

(6) In the event of an exercise of this put option, the rights under Sections 3 and 4 of this Agreement and under Section 11 of the Articles of Organization shall not apply.

(7) If CBAI assigns its shares in the Company to an affiliated company before the exercise of the put option according to Section 10 (3) of the Articles of Organization, CBAI shall be liable as a primary guarantor (selbstschuldnerischer Bürge) in the event that the assignee does not fulfill its obligations with regard to the put option when due.

(8) If a Put Option Holder intends to sell shares or parts of the shares to CBAI during the term of the put option (i.e. from the date this Agreement is signed until the end of the exercise period in 2014 according to subsec. (1) above), he or she will need the approval of the Put Option Holders.  A simple majority of the shares of Put Option Holders applies; the shareholder willing to sell is entitled to vote. The remaining provisions of this Shareholder Agreement and the Articles of Organization, in particular Sections 3 and 4 of this Agreement as well as Sections 10 and 11 of the Articles of Organization, remain unaffected.

Section 6
Non-Compete Agreement

(1) The Shareholders Susanne Knigge, SESAM, Prof. Dr. Heinrich, Maria Schulte and Spera (hereinafter also referred to as “Founders”) undertake not to either directly or indirectly compete with the Company or an affiliated company in its field of activity during the term of this Agreement and for one year following its expiration. Specifically, the aforementioned Shareholders will not transact or promote business in relation to the production of cord blood for allogenic and/or autologous usage for the account of either themselves or third parties; neither will they either directly or indirectly take a share in companies which operates such businesses.

(2) In the event a Founder breaches this non-compete provision, he will be obliged to pay EUR 25.000,00 in liquidated damages to the investors as joint creditors. If SESAM breaches this non-compete agreement, it has to pay these monies to all Investors except for SESAM. In case of an ongoing breach, every two weeks counts as a separate breach.

(3) The provisions of this Section shall otherwise be interpreted to be consistent with the provisions of Section 15 of the Articles of Organization.

Section 7
Employees/Management

(1) The Company undertakes to enter into confidentiality agreements, non-compete agreements and agreements relating to employee inventions with each managing director, senior executive, and employees with significant responsibilities for the business operations. These agreements will be drafted in accordance with the model set forth in Annex 7.1.

(2)  The Company undertakes to obtain key-personnel insurance policy for each of the aforementioned employees.

Section 8
Confidentiality

(1) The parties are obligated to keep the content of the Agreement and exhibits highly confidential. A disclosure of this Agreement or the disclosure of any facts or circumstance relating to this Agreement requires prior written consent of the remaining parties. This does not apply if such information has to be disclosed under applicable laws.

(2) The Shareholders are obligated to keep all know-how and information which was disclosed to them by the company in either oral, electronic, written, or other form confidential and not to make accessible to third parties. This does not apply for information supplied to:

(a)   Consultants or auditors of the respective Shareholder or an affiliated company,

(b)  Government agencies which are entitled by law to gain access to the information.

Section 9
Liquidation Preferences

(1) In the case of a liquidation of the Company or a sale of shares of the Company (including a merger, a stock swap, or a contribution of assets) which lead to a sale of 75% or more of the share capital (“Exitfall”), the following rules apply:

The holders of Series B shares will receive 110% of their invested amount (nominal value and additional payments to the capital reserves, Section 2 of this Shareholder Agreement) through distribution of the remaining liquidation proceeds. The holders of Series A shares will then have the right to receive 110 % of their invested amounts (nominal value and additional payments to the capital reserves; Section 2 of this Shareholder Agreement) through distribution of the remaining liquidation proceeds.

(2) The parties agree that the fictitious shares from the conversion of convertible loans under Sections 4-6 of the Participation Agreement of August 31, 2009, UR-No. 3085/2009, notarized by Dr. Arne Helms shall be given priority in the amount of their investment in relation to the common shares when an Exitfall occurs. However, the liquidation preferences of the Series B and Series A Shareholders according to Paragraph (1) remain effective and prior-ranking. The common shareholders shall distribute the liquidation proceeds among themselves in such way that there will be a liquidation preference without the amounts resulting from conversion of the convertible loans according to Annex 9.2. This liquidation preference is limited to the amount of EUR 525.000,00. If this amount is not reached, then the Shareholders mentioned in Annex 9.2 will receive the liquidation preferences according to the quota referenced in Annex 9.2.

Insofar as the Shareholder Agreement refers to Annex 9.2, the parties waive their right to this exhibit to be read out by the notary. The notary informed the parties about the consequences of solely referring to the exhibit. Annex 9.2 of the Shareholder Agreement will be added to the record. The parties took notice of this Annex and signed it.

(3)  In case of remaining liquidation proceeds after a distribution among the Shareholders of Series A shares and Series B shares according to Section 9 para. 1 and 2, these will be distributed among all Shareholders according to the nominal value of their shares.

(4) In the event that the liquidation proceeds not be sufficient to pay all amounts referred to in the foregoing paragraph, the holders of the Series B shares will be paid according to the share of each one’s nominal value and thereafter the Series A shareholders will be paid according to each one share.

(5) As between the parties hereto, the parties ensure that this Section 9 on liquidation preferences takes precedence over the provisions regarding the liquidation preference under Section 8 of the Articles of Organization.

Section 10
Admittance of New Shareholders

The Company is hereby authorized and empowered to enter into agreements regarding the admission of prospective Shareholders to this Shareholder Agreement on behalf of all parties. The Company is insofar exempted from the restrictions under Section 181 BGB (Section 181 BGB relates to general rules of agency).

Section 11
Costs

The Company and CBAI share the costs for the notarization and implementation of this Agreement at one half each.

Section 12
Term

(1) The Agreement remains valid until December 31, 2020. The term of the Agreement is automatically renewed for one year unless the Agreement is terminated by one of the parties by filing a written statement to each remaining party at least six months before the end of the respective term of the Agreement.

(2) The right to terminate this Agreement extraordinarily for good cause remains effective. In case a party terminates this Agreement for good cause, the Agreement remains effective among the remaining parties.

Section 13
Final Provisions

(1) This Agreement shall be exclusively governed by German law.

(2) The place of jurisdiction regarding disputes arising from and in connection with this Agreement is exclusively Hamburg.

(3) Changes and amendments to this Agreement must be in written form unless notarization is required. This also applies to an amendment of this written form requirement.

(4) If any provision of this Agreement shall be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not in any way be affected thereby. The invalid or unenforceable provision shall be replaced by a provision that has a meaning which comes as close as possible to the intent of the parties. If the provision is invalid because it provides for a service to be performed or a timeframe that is unlawful, then the provision shall be replaced by one which is acceptable under the law. If a provision was omitted that is later discovered to be necessary, then a provision shall be applicable to which the parties would have agreed upon had they known about the omission at the time of execution of Agreement.

Section 14
Notices

All notices or other communications hereunder shall be made in writing, by facsimile, or by email to the person at the addresses set forth below:

(1)         Ms. Susanne Knigge:

Frau Susanne Knigge
Neue Rabenstraße 3, 20354 Hamburg
Telefax: +49 / (0)40 / 41 46 00 10
E-Mail: S.Knigge@dsp-hamburg.de

(2)         SESAM Beteiligungs- und Finanzberatungsgesellschaft mbH:

SESAM Beteiligungs- und Finanzberatungsgesellschaft mbH,
z.Hd. Herrn Bodo Spiekermann
Alstertor 15, 20095 Hamburg
Telefax: +49 / (0) 40 / 32 52 54 99
E-Mail: sesam.GmbH@t-online.de

(3)         Professor Dr. Heinrich Maria Schulte:

Herrn Professor Dr. Heinrich Maria Schulte
Heilwigstraße 89, 20249 Hamburg
Telefax: +49 / (0) 40 / 86663364
E-Mail: heinrich.schulte@endokrinologikum.com

(4)         Spera GmbH:

Spera GmbH
z. Hd. Herrn Dr. Bernard Frieling
Eichengrund 11, 22589 Hamburg
Telefax: +49 / (0) 40 / 86 69 33 48
bernard.frieling@endokrinologikum.com

(5)         DRK-Blutspendedienst Baden-Württemberg – Hessen GmbH:

DRK-Blutspendedienst Baden-Württemberg – Hessen gGmbH
z. Hd. Herrn Manfred Stähle
Gunzenbachstraße 35, 76530 Baden-Baden
Telefax:  + 49 / (0) 72 21 / 214 207

m.staehle-bsd@t-online.de

(6)         Mr. Raimund Schütze:

Herrn Raimund Schütze
Lange Straße 8a, 82327 Tutzing
Telefax: +49 / (0) 81 58 / 99 79 56
E-Mail: raimund.schuetze@mac.com

(7)         Dr. Karin Schütze:

Frau Dr. Karin Schütze
Lange Straße 8a, 82327 Tutzing
Telefax: +49 / (0) 81 58 / 99 79 56
E-Mail: k.schu@mac.com

(8)         EF (Luxembourg) S.à.r.l.:

             EF (Luxembourg) S.à.r.l.
             Herrn Raf Bogaerts
             48 rue de Bragance, 1255 Luxemburg (Luxemburg)
             Telefax +352 / 44 30 69
             E-Mail: r.bogaerts@gestador.lu

(9)         Dr. Gert Zoulek:

Herrn Dr. Gert Zoulek
Aptdo 299, P-8401-904 Lagoa Potugal
E-Mail: gert.zoulek@t-online.de oder zoulek@sapo.pt

(10)       Professor Dr. Michael Ludwig:

Herrn Professor Dr. Michael Ludwig
Dornstücken 12a, 22607 Hamburg
Telefax:  +49 / (0) 40 / 28 80 77 91
E-Mail: michael.ludwig@endokrinologikum.com

(11)       Professor Dr. Carsten Claussen:

Herrn Professor Dr. Carsten Claussen
Buchenhof 7, 22605 Hamburg
E-Mail: claussencarsten@hotmail.com

(12)       Cord Blood America, Inc.:

Mr. Joseph Vicente
1857 Helm Drive, Las Vegas NV 89119, USA
E-Mail: jvicente@cordpartners.com

(13)       stellacure GmbH:

stellacure GmbH
z. Hd. Herrn Dr. Sven Petersen
Falkenried 88, 20251 Hamburg
Telefax:  +49 / (0) 40 / 46 96 76 1-11
E-Mail: s.petersen@stellacure.com